UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No. 17)

                  First of Michigan Capital Corporation
                           (Name of Issuer)

                 Common Stock, Par Value $.10 Per Share
                    (Title of Class of Securities)

                             233326 10 7
                           (CUSIP Number)

                               Copy to:


Robert C. Canfield, Esq.                      John F. Marvin, Esq.
DST Systems, Inc.                             Watson & Marshall,L.C.
1055 Broadway, 9th Floor                      1010 Grand Avenue, Suite 500
Kansas City, Missouri 64105                   Kansas City, Missouri 64106
(816) 435-1000                                (816) 842-3132
FAX: (816) 435-8630                           FAX: (816) 842-1247

        (Name, Address and Telephone Number of Persons Authorized
                   to receive Notices and Communications)

                              June 18, 1996
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

<page 1>

SCHEDULE 13D

1.   Name Of Reporting Person
     Social Security No. or I.R.S. Identification No. Of Above Person:

                           DST Systems, Inc.

2.   Check The Appropriate Box If A Member Of A Group:(a) [ ]  (b) [ ]

3.   SEC Use Only

4.   Source of Funds:             WC

5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(d) or 2(e)   [ ]

6.   Citizenship Or Place Of Organization:     Delaware

7.   Sole Voting Power:   675,422

8.   Shared Voting Power:     ----

9.   Sole Dispositive Power:   675,422

10.  Shared Dispositive Power:    ----

11.  Aggregate Amount Beneficially Owned By Each Reporting Person:    675,422

12.  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares [ ]

13.  Percent Of Class Represented By Amount In Row (11)     25.6

14.  Type Of Reporting Person:    CO

<page 2>

                     AMENDMENT NO. 17 TO SCHEDULE 13D
                Under the Securities Exchange Act of 1934

     This Amendment No. 17 to Schedule 13D is filed on behalf of DST Systems, Inc., ("DST") to reflect recent developments in connection with DST's ownership of the common stock, $.10 par value (the "Common Stock"), of First of Michigan Capital Corporation (the "Issuer"). Reference is made to the initial statement on Schedule 13D dated as of April 23, 1982 (the "DST Statement") as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 16 thereto, dated May 26, 1982, August 6, 1982,
August 30, 1983, October 27, 1983, June 26, 1984, January 22, 1985, July 9,
1985, August 5, 1985, September 17, 1985, November 19, 1985, March 11,
1986, December 30, 1986, January 7, 1993, August 26, 1993, November 21,
1995, and April 10, 1996, respectively. The DST Statement is hereby further amended and supplemented as follows:

Item 1.   Security and Issuer.

     The class of equity securities to which this Schedule relates is the common stock, $0.10 par value per share ("Common Stock"), of First of Michigan Capital Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 100 Renaissance Center, 26th Floor, Detroit, Michigan 48243.

Item 2.    Identity and Background.

     This statement is being filed by DST Systems, Inc., a Delaware corporation ("DST"). The address of the principal business and principal office of DST is 1055 Broadway, Kansas City, Missouri 64105. DST Systems Inc., a Missouri corporation, was reorganized into DST in August, 1995.

     DST is a financial services corporation engaged directly, or through its subsidiaries and joint ventures, in providing information processing and computer software services and products primarily to mutual fund, insurance providers, banks and other financial services organizations.

     Kansas City Southern Industries, Inc., a Delaware corporation ("KCSI"), reduced its ownership in DST on October 31, 1995 through a primary and secondary public offering of 25,300,000 shares of DST's common stock. DST is no longer a wholly-owned subsidiary of KCSI, and KCSI currently owns approximately 40 percent of DST. In addition, Messrs. A. Edward Allinson and Michael G. Fitt, who are directors of DST, are also directors of KCSI. DST has not entered into any agreements with respect to its management or corporate policies with KCSI. The existence of cumulative voting and the exemption of KCSI from DST's Stockholders' Rights Plan provide KCSI with the potential to effectively control the corporate governance of DST. However, KCSI disclaims control of DST and beneficial ownership of the Issuer's Common Stock as a result of its stock ownership in DST.

<page 3>

     Neither DST nor any of its respective officers or directors hereinafter listed has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the officers and directors whose names and business addresses appear below is a U.S. citizen and is principally employed by DST or its affiliates in the capacities shown, except as indicated otherwise. Where no other address is shown below, the business address of the officers and directors of DST is 1055 Broadway, Kansas City, Missouri 64105.

DST Executive Officers

Name                    Office

Thomas A. McDonnell     President/Chief Executive Officer
Thomas A. McCullough    Executive Vice President
Morton B. Comer         Senior Vice President
Robert C. Canfield      Senior Vice President/General Counsel/Secretary
James P. Horan          Chief Information Officer
Kenneth V. Hager        Vice President/Chief Financial Officer/Treasurer
Charles W. Schellhorn   President, Output Technologies, Inc.
Michael A. Waterford    Group Vice President
Robert L. Tritt         Group Vice President
John W. McBride         Group Vice President
J. Philip Kirk, Jr.     Vice President
Joan J. Horan           Vice President
John T. O'Neal          Vice President
James H. Reinert        Vice President
John J. Faucett         Controller
Michael Winn            DST International Limited, United Kingdom-Manager,
                        not a U.S. citizen

DST Directors

Name                    Office

Thomas A. McDonnell     President/Chief Executive Officer of DST Systems,Inc.
Thomas A. McCullough    Executive Vice President of DST Systems, Inc.
A. Edward Allinson      Chairman of the Board of Boston Financial Data Services
                        Executive Vice President of State Street Bank and Trust
                        Company

<page 4>

Michael G. Fitt         Retired
M. Jeannine Strandjord  Senior Vice President and Treasurer of
                        Sprint Corporation
William C. Nelson       Chairman of the Board, Chief Executive Officer and
                        President of Boatmen's First National Bank of Kansas
                        City

Item 3.   Source and Amount of Funds or Other Consideration.

     The total purchase price for the shares of the Issuer's Common Stock acquired by DST and reported below under Item 5 were financed from the working capital of DST.

Item 4.    Purpose of Transaction.

     DST has a contractual arrangement with an employee holding 25,000 shares of Common Stock to convey to DST all or a portion of such shares upon termination of such employee's employment under certain conditions.

     DST continues to hold the Common Stock for investment purposes, but reserves the right to exercise any and all rights and privileges as a stockholder of the Issuer in a manner consistent with its own best interests, to purchase or sell the Common Stock or other securities of the Issuer, and to communicate with management, stockholders of the Issuer or others and/or to participate, alone or with others, in various plans, proposals or transactions respecting the Issuer or its securities.

     Except as set forth in this schedule herein, DST has no present plans or intentions which relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of the instructions to
Schedule 13D. However, as previously noted, DST reserves the right to change its intentions with respect to such matters.

Item 5.    Interest in Securities of the Issuer.

     Items 7, 8, 9, 10, 11 and 13 of the inside cover page of Schedule 13D are hereby incorporated by reference in response to this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     DST currently has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

           None.
<page 5>

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

     Dated as of June 18, 1996.


                                  DST SYSTEMS, INC.



                                  By:    /s/ Robert C. Canfield
                                  Robert C. Canfield
                                  Senior Vice President, General Counsel
                                  and Secretary